For further information:

SHEFFIELD PHARMACEUTICALS, INC.               COFFIN COMMUNICATIONS GROUP
425 South Woodsmill Road, Suite 270           15300 Ventura Blvd. #303
St. Louis, MO 63017                           Sherman Oaks, CA 91403
579-9899                                      (818) 789-0100

Contact:  Loren G. Peterson                   Contact: John Muir
          President & CEO                              Partner
                                                       Email:  JohnRMuir@aol.com

           SHEFFIELD PHARMACEUTICALS, INC. REPORTS YEAR-END AND FOURTH
                            QUARTER FINANCIAL RESULTS

ST. LOUIS, APRIL 16, 1998 -- Sheffield Pharmaceuticals (AMEX:SHM) announced today its financial results for the fourth quarter and year ended December 31, 1997. The Company reported a net loss for the year of $9.5 million, or $0.80 per share, compared to a net loss of $7.0 million, or $0.65 per share, for the same period last year. The Company also reported a net loss of $1.5 million, or $0.13 per share in the December quarter, compared to a net loss of $2.1 million, or $0.19 per share for the same period last year. At December 31, 1997, total assets were $690 thousand of which $394 thousand were cash and cash equivalents; the Company's long-term debt was $1.6 million. The Company does not meet certain of the American Stock Exchange's continued listing guidelines, and, as a result, there can be no assurance that the Company's common stock will continue to be listed on the AMEX.

Separately, the Company announced that it has made the DM 2.0 million (approximately $1.1 million) payment to Siemens A.G. that was originally due in January 1998 under the terms of the metered solution inhaler (MSI) license agreement. This payment was made from the proceeds of a $1.25 million 6% redeemable convertible preferred stock offering. Under the terms of this offering, the preferred stock must be redeemed at the time the Company completes a definitive sub-license agreement on the MSI or other financing.

Sheffield Pharmaceuticals, Inc., headquartered in St. Louis, Missouri, is a specialty pharmaceutical company focused on the development and commercialization of later stage, lower risk pharmaceutical opportunities which target patient markets having unmet medical needs.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created hereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the company to successfully develop and commercialize its technologies. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the objectives and plans of the Company will be achieved.

                                       ###

Sheffield Pharmaceuticals, Inc. and Subsidiaries

Consolidated Statements of Operations

For the three months and years ended December 31, 1997 and 1996


                                                             Three months ended                            Years ended
                                                                December 31,                               December 31,
                                                          1997                1996                  1997                 1996
                                                  ----------------------------------------- -------------------- -------------------
Sub-license revenue                                 $   500,000         $    10,000         $   500,000         $   510,000

Interest income                                           7,551              39,150              56,914             163,664
                                                    -----------         -----------         -----------         -----------
Total revenue                                           507,551              49,150             556,914             673,664

Acquisition of R & D in-process technology                 --                  --             1,650,000                --

Research and development                                445,561             983,713           3,729,193           3,841,818

General and administrative                            1,540,464           1,181,468           4,627,567           3,831,204

Interest                                                 32,341               2,952              39,292               9,531
                                                    -----------         -----------         -----------         -----------
Net loss                                            $1,510,815          $ 2,118,983         $ 9,489,138         $ 7,008,889
                                                    ===========         ===========         ===========         ===========

Net loss per share of common stock                  $      0.13         $      0.19         $      0.80         $      0.65

                                                    ===========         ===========         ===========         ===========

Weighted average common shares                       12,600,548          11,388,274          11,976,090          10,806,799
outstanding
                                                    ===========         ===========         ===========         ===========

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